

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2015

<u>Via E-mail</u>
Scott Landow
President, Chief Executive Officer & Chief Financial Officer
Bridgetech Holdings International, Inc.
2705 Garnet Avenue
Suite 2a
San Diego, CA 92109

  Re: Bridgetech Holdings International, Inc.
     Preliminary Information Statement on Form 14C
     Filed February 26, 2015
     File No. 000-51697

Dear Mr. Landow:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ *Bryan J. Pitko* <u>for</u>

        Jeffrey P. Riedler
        Assistant Director